Terms and Conditions – 5 Year Fixed Rate Notes due 2012
■	Issuer	■	Northern Trust Corporation
■	Note Type	■	Senior
■	Ratings (Moody’s/S&P/Fitch)	■	A1/AA-/AA- (Pos/Stable/Stable)
■	Principal Amount	■	$200,000,000
■	Pricing Date	■	November 6, 2007
■	Settlement Date	■	November 9, 2007 [T + 3]
■	Maturity Date	■	November 9, 2012
■	Coupon	■	5.200%
■	Re-offer Yield	■	5.244%
■	Re-offer Price	■	99.809
■	Market/ Re-offer Spread	■	T + 125 bps
■	Pricing Benchmark	■	3.875% UST due 10/12
■	Benchmark Yield	■	3.994%
■	Proceeds to Company	■	$199,018,000
■	Interest Payment Dates	■	Semi-annually on the 9th of May and November
■	First Coupon Date	■	May 9, 2008
■	Call Provisions	■	Non-callable
■	Day Count Basis	■	30/360
■	Minimum Denominations	■	US$1,000 and integral multiples of US$1,000 in
excess of such amount
■	Bookrunner(s)	■	Goldman, Sachs & Co.
		■	Merrill Lynch & Co.
■	Co-Manager(s)	■	UBS Investment Bank
		■	Loop Capital Markets, LLC
		■	The Williams Capital Group, L.P.
■	CUSIP	■	665859 AH7
■	ISIN	■	US665859AH78

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